THE NEEDHAM FUNDS, INC.

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

The Board of Directors (the "Board") of The Needham Funds, Inc. (the "Company"), including a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company, which desires to offer multiple classes with respect to each series of the Company listed on Schedule A attached hereto (each, a "Fund"), as such Schedule may be revised from time to time, has determined that the following plan is in the best interests of each Class (as defined below) individually and the Company as a whole:

1.  Class Designation.  Fund shares shall be divided into Retail Class Shares and Institutional Class Shares (each, a "Class").

2.  Differences in Services.  The services offered to shareholders of each Class shall be substantially the same, except for certain services provided to Retail Class Shares pursuant to the Company's Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 (the "Distribution Plan").

3.  Differences in Distribution Arrangements.  Retail Class Shares and Institutional Class Shares shall be offered at net asset value.  None of the Classes shall be subject to any front-end or contingent sales charges.  Pursuant to the Distribution Plan, Retail Class Shares may pay a distribution and services fee at an annual rate of up to 0.25% of the aggregate average daily net assets of the Retail Class.

4.  Expense Allocation.

     (a)  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis:  (i) fees under the Distribution Plan; (ii) transfer agent fees identified by the Company's transfer agent as being attributable to a specific Class; (iii) printing and mailing expenses (related to printing and mailing materials to existing shareholders); (iv) litigation or other legal expenses relating solely to a specific Class; and (v) fees and expenses of administration that are identified and approved by the Board as being attributable to a specific Class.

     (b)  Income, realized gains and losses, unrealized appreciation and depreciation and expenses of each Fund not allocated to a particular Class pursuant to 4(a) above shall be allocated to each Class based on the net assets of that Class in relation to the net assets of the Fund.

5.  Exchange Privileges and Conversion Features.  Each Class of shares of a Fund may be exchanged for, or converted into, shares of the same Class of shares of another Fund or, under certain circumstances described in the Company's registration statement, shares of another Class of the Fund.  For share exchanges between a Fund and another Fund, any applicable redemption fee will apply as described in the Company's registration statement.

Dated:  October 25, 2016

NY 76380246v3

SCHEDULE A

Name of Fund

Needham Growth Fund
Needham Aggressive Growth Fund
Needham Small Cap Growth Fund

NY 76380246v3
A-1